Exhibit 21.1

                           Subsidiaries of Registrant.

Beacon Enterprise Solutions Group, Inc., Indiana corporation, registered to do business in Kentucky.

BH Acquisition Sub, Inc., Nevada corporation, registered to do business in Ohio. BH Acquisition Sub, Inc. is a subsidiary of Beacon Enterprise Solutions Group, Inc., Indiana corporation.